UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Kite Realty Group Trust

(Name of Issuer)

Common Shares, $0.01 par value per share

(Title of Class of Securities)

49803T102

(CUSIP Number)

John A. Kite
Chief Executive Officer and President
Kite Realty Group Trust
30 S. Meridian Street
Suite 1100
Indianapolis, IN 46204
(317) 577 5600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 17, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49803T102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John A. Kite

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,097,924

	8.	Shared Voting Power 10,000

	9.	Sole Dispositive Power 2,097,924

	10.	Shared Dispositive Power 10,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,107,924

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.0%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common shares, par value $0.01 per share (the “Shares”), of Kite Realty Group Trust, a Maryland real estate investment trust (the “Issuer”).  The Issuer’s principal executive office is located at 30 S. Meridian Street, Suite 1100, Indianapolis, IN 46204.

Item 2.	Identity and Background
(a) This Schedule 13D is being filed by John A. Kite (the “Reporting Person”).
(b) The principal business address of the Reporting Person is c/o Kite Realty Group Trust, 30 S. Meridian Street, Suite 1100, Indianapolis, IN 46204.
(c) The Reporting Person is the Chief Executive Officer, President and a Trustee of the Issuer, a real estate investment trust located at 30 S. Meridian Street, Suite 1100, Indianapolis, IN 46204.
(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.
Item 3.	Source and Amount of Funds or Other Consideration

Of the Shares beneficially owned by the Reporting Person, 2,018,324 were acquired in connection with the Issuer’s initial public offering on August 16, 2004.  Of these 2,018,324 Shares beneficially owned by the Reporting Person, 1,843,895 are issuable at the option of the Issuer upon the redemption by the Reporting Person of units of limited partnership of Kite Realty Group, L.P. (“Units”).  The Reporting Person acquired these Units pursuant to a Contribution Agreement by which the Reporting Person contributed to Kite Realty Group, L.P. his interests in certain entities, including entities that own or lease real property interests.  The Reporting Person also acquired in connection with the initial public offering 174,429 Shares pursuant to several merger agreements by which certain entities in which the Reporting Person was a stockholder merged with subsidiaries of the Issuer.  The Issuer’s initial public offering price of $13.00 per Share was used to determine the number of securities issued.

The Reporting Person has purchased 39,600 of the Shares beneficially owned by him in the open market with cash on hand from personal funds for an aggregate purchase price of $545,770.  The Reporting Person’s spouse has purchased 10,000 of the Shares beneficially owned by the Reporting Person in the open market with cash on hand from personal funds for an aggregate purchase price of $130,000.  The remaining 40,000 Shares beneficially owned by the Reporting Person are issuable in satisfaction of options to purchase Shares granted to the Reporting Person by the Issuer in connection with his employment by the Issuer.

Item 4.	Purpose of Transaction

As described in Item 3 above, 2,018,324 of the Shares beneficially owned by the Reporting Person were acquired in connection with the Issuer’s initial public offering on August 16, 2004, 49,600 of the Shares beneficially owned were acquired in the open market and 40,000 of the Shares beneficially owned are issuable in satisfaction of options to purchase Shares granted to the Reporting Person in connection with his employment by the Issuer.  The Reporting Person has acquired the Shares for investment purposes.  The Reporting Person may, from time to time, depending on market conditions and other factors deemed relevant by the Reporting Person, acquire additional Shares.  The Reporting Person reserves the right to, and may in the future choose to, change his purpose with respect to his investment and take such actions as he deems appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction or by gift, all or a portion of the Shares which the Reporting Person now owns or may hereafter acquire.

Except as described herein, the Reporting Person does not have any present plans or proposals that relate to, or would result in, the acquisition of additional securities of the Issuer, the disposition of securities of the Issuer, an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of the Issuer’s or any of its subsidiaries’ assets, a change in the present Board of Trustees or management of the Issuer, a material change in the present capitalization or dividend policy of the Issuer, any other material change to the Issuer’s business or corporate structure, a change in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person, the delisting or deregistration of any of the Issuer’s securities or any action similar to the listed actions.

Item 5.	Interest in Securities of the Issuer

(a)        As of the date of this report, the Reporting Person beneficially owns an aggregate of 2,107,924 Shares, which represents approximately 10.0% of the Issuer’s outstanding Shares.  Of the 2,107,924 Shares beneficially owned, the Reporting Person will have the right to receive cash or, at the option of the Issuer, 1,843,895 Shares beginning August 16, 2005 upon the redemption by the Reporting Person of Units.  The Reporting Person also will have the right to acquire 40,000 Shares beginning August 16, 2005 pursuant to stock options granted to the Reporting Person in connection with his employment by the Issuer.

The Shares beneficially owned by the Reporting Person include 200,000 Shares issuable upon the redemption of Units held by the John A. Kite Real Estate 2004 12 REIT Grantor Retained Annuity Trust (the “Trust”).  Pursuant to the

John A. Kite Real Estate 2004 12 REIT Grantor Retained Annuity Trust Agreement, the trustee is authorized to, among other things, sell any part of the trust property and invest and reinvest the trust property in such securities as the trustee deems best.  The Reporting Person is the trustee of the Trust.  As a result, the Reporting Person is deemed the beneficial owner of the Shares owned by the Trust.

(b)        As of the date of this report, the Reporting Person has the sole power to vote or direct the voting of, and sole power to dispose or direct the disposition of, 2,097,924 Shares beneficially owned by him and shared power to vote or direct the voting of, and shared power to dispose or direct the disposition of, the remaining 10,000 Shares beneficially owned by him. The Reporting Person shares beneficial ownership of the 10,000 shares with Christina Sue Kite, the Reporting Person’s spouse.

The principal address of Christina Sue Kite is c/o John A. Kite, Kite Realty Group Trust, 30 S. Meridian Street, Suite 1100, Indianapolis, IN 46204.  During the last five years, Christina Sue Kite has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Christina Sue Kite has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Christina Sue Kite was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Christina Sue Kite is a citizen of the United States.

(c) The Reporting Person has not effected any transactions, other than those described herein, in the class of securities described herein during the past sixty days.
(d) Not applicable.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to a Registration Rights Agreement that the Issuer entered into with certain individuals and entities at the time of its initial public offering, the Reporting Person is entitled to certain registration rights with respect to the Shares that he acquired in the Issuer’s initial public offering as well as the Shares that may be acquired by him in connection with the exercise of the redemption/exchange rights under the Amended and Restated Agreement of Limited Partnership of Kite Realty Group, L.P. with respect to his Units. These registration rights require the Issuer to seek to register Shares acquired in the initial public offering beginning May 13, 2005 and all Shares acquired upon the exercise of redemption/exchange rights beginning on August 16, 2005.  This summary of the Registration Rights Agreement is qualified in its entirety by the full terms and conditions of the Registration Rights Agreement which was filed as Exhibit 10.32 to the Issuer’s current report on Form 8 K filed with the Securities and Exchange Commission on August 20, 2004 and incorporated by reference herein.

Except as described in Item 5 above, there are no other contracts, arrangements, understandings or relationships between the person named in Item 2 above and any other person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1.                                              Registration Rights Agreement, dated August 16, 2004, by and among Kite Realty Group Trust, Alvin E. Kite, Jr., John A. Kite, Paul W. Kite, Thomas K. McGowan, Daniel R. Sink, George F. McMannis, IV, Mark Jenkins, C. Kenneth Kite, David Grieve and KMI Holdings, LLC.*

* Incorporated by reference to Exhibit 10.32 to the Current Report on Form 8 K of Kite Realty Group Trust filed with the Securities and Exchange Commission on August 20, 2004

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 24, 2005
Date
/s/ John A. Kite
Signature
John A. Kite
Name/Title